UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 11, 2026

NewHold Investment Corp III
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42541	32-0781832
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

110 West 40th St., Suite 802 New York, NY	10018
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 655-8504

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	NHICU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NHIC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NHICW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed, on May 26, 2026, NewHold Investment Corp III, a Cayman Islands exempted company with limited liability (the “SPAC” or “NewHold”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NewCleo Ltd., a private limited company incorporated under the laws of England and Wales (and, following the re-registration to a public limited company under the laws of England and Wales, the “Company” or “newcleo”), newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and, together with Merger Sub 1, the “Merger Subs”, and the Merger Subs, together with the Company, the “Company Parties”), pursuant to which, among other transactions, Merger Sub 1 will merge with and into the SPAC, as a result of which the separate corporate existence of Merger Sub 1 will cease and the SPAC will continue as the surviving company in such merger and as a wholly owned subsidiary of the Company (the “First Merger” and the post-First Merger surviving company, the “First Merger Surviving Company”), and First Merger Surviving Company will merge with and into Merger Sub 2, as a result of which the separate corporate existence of First Merger Surviving Company will cease and Merger Sub 2 will continue as the surviving company in such merger and a direct, wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Mergers” or “Business Combination”).A copy of the Business Combination Agreement is filed as Exhibit 2.1 to the SPAC’s Current Report on Form 8-K filed on May 27, 2026, and is incorporated herein by reference.

Forward Share Purchase Agreement

On September 11, 2026, NewHold and newcleo entered into an agreement with an unaffiliated stockholder  (the “Seller”) in connection with a prepaid share forward transaction (the “Forward Purchase Agreement”, and such transaction, the “Transaction”). For purposes of the Forward Purchase Agreement, (i) prior to the consummation of the Business Combination, NewHold is referred to as the “Counterparty”, and newcleo is referred to as the “Counterparty” after the consummation of the Business Combination, and (ii) “Shares” means the Class A ordinary shares, par value $0.0001 per share, of NewHold prior to the consummation of the Business Combination, and the ordinary shares, par value $0.02288, of newcleo after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Forward Purchase Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Seller intends to purchase up to 7,000,000 Shares (the “Recycled Shares”) consisting of (i) Shares purchased from third parties in the open market, plus (ii) any Shares held by the Seller at the effective time of the Forward Purchase Agreement. The Seller will irrevocably waive any redemption rights with respect to such Recycled Shares in connection with the Business Combination.

At the closing of the Business Combination, NewHold will pay the Seller a prepayment amount (the “Prepayment Amount”) equal to the product of (a) the number of Shares and (b) the per-share redemption price paid to holders of Shares (the “Initial Price”) from the trust account of NewHold established in connection with its initial public offering (the “Trust Account”). The Prepayment Amount will be paid directly from the Trust Account no later than the earlier of (a) one Local Business Day after the closing of the Business Combination and (b) the date on which any assets from the Trust Account are disbursed in connection with the Business Combination.

The maturity date (the “Maturity Date”) of the Transaction is the earliest to occur of: (a) the date that is 24 months after the closing of the Business Combination, (b) at the option of the Counterparty, any date selected by the Counterparty after the date on which a registration statement covering the resale of Shares issued in the private placement consummated in connection with the Business Combination is declared effective, and (c) a date specified by the Seller in a written notice delivered to the Counterparty at the Seller’s sole discretion.

From time to time following the closing of the Business Combination, the Seller may terminate the Transaction in whole or in part by delivering an Optional Early Termination Notice to the Counterparty specifying the number of Shares to be terminated (the “Terminated Shares”). Upon any such Optional Early Termination, the Counterparty will be entitled to receive from the Seller an amount equal to the product of (i) the number of Terminated Shares and (ii) the then-effective Reset Price (the “Reset Price”). The Reset Price will initially be equal to the Initial Price and may only be adjusted downward by mutual written agreement of the parties.

On the Maturity Date: (i) if the approval of newcleo’s shareholders (as required under the UK Companies Act 2006) to purchase or redeem any Shares pursuant to the Transaction (“Shareholder Approval”) has been obtained on or before the Maturity Date and provided Counterparty has sufficient distributable reserves in accordance with the UK Companies Act 2006, the Transaction shall be physically settled, in which case the Seller shall deliver to the Counterparty the Shares (reduced for any Terminated Shares); the Counterparty shall have no delivery obligation to the Seller; and the Seller shall be entitled to retain a portion of the Prepayment Amount equal to (A) the number of Shares (as reduced for any Terminated Shares) multiplied by (B) the Initial Price; (ii) if Shareholder Approval has not been obtained on or before the Maturity Date and/or Counterparty does not have sufficient distributable reserve, the Transaction shall be settled in cash over a Valuation Period (as defined in the Forward Purchase Agreement) in accordance with the terms of the Forward Purchase Agreement; and (iii) if Shareholder Approval is obtained after the Valuation Period has begun but before it ends, Counterparty may, by written notice to the Seller, suspend and terminate the Valuation Period, and the Transaction shall be physically settled with respect to all Shares then remaining subject to the Transaction, with cash settlement applying only to shares already sold by the Seller.

The Forward Purchase Agreement contains customary representations, warranties and covenants of the parties, including that the Seller will not effect any Short Sales of the Shares or establish or maintain a Net Short Position with respect to the Shares, and that the Seller will waive any and all redemption rights with respect to the Shares acquired pursuant to the Forward Purchase Agreement. The Forward Purchase Agreement also includes customary indemnification provisions in favor of the Seller and its affiliates.

The Forward Purchase Agreement provides that the Transaction has been structured to comply with all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Seller has agreed to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of specified interpretations of the tender offer rules by the SEC (as defined below). The Seller has also agreed not to purchase Shares at a price per share that his higher than most recently disclosed redemption price per share that would be applicable if the Trust Account was liquidated on the date specified in such disclosure. In addition, the Seller has waived all redemption rights with respect to any previously held Shares or Shares acquired pursuant to the Transaction. The Seller held less than 5% of the Shares prior to the execution of the Forward Purchase Agreement. The purpose of the Transaction is to potentially increase the amount of cash available to the combined company following the Business Combination.  NewHold does not believe that the Transaction will impact the likelihood of the Business Combination being approved by shareholders.  No redemption requests have been received to date.

In addition to the termination provisions described above, the Forward Purchase Agreement will terminate upon (1) the termination of the Business Combination Agreement prior to the closing of the Business Combination, (2) at the election of the Counterparty, the receipt of certain governmental comments or challenges to the Business Combination Agreement or the Forward Purchase Agreement prior to the closing of the Business Combination, or (3) upon the occurrence of any Material Adverse Change (as defined in the Forward Purchase Agreement) of the Counterparty prior to the closing of the Business Combination (provided that the Counterparty may not elect to terminate the Forward Purchase Agreement due to such Material Adverse Change). Upon any termination due to termination of the Business Combination Agreement or upon the occurrence of a Material Adverse Change, NewHold will be required to promptly redeem a number of Seller’s Recycled Shares equal to the lesser of (x) Seller’s Recycled Shares, (y) the Number of Shares and (z) 7,000,000 Shares, for aggregate redemption consideration equal to the Initial Price per Share multiplied by the number of such redeemed Shares, less only the Prepayment Amount actually received in respect of such redeemed Shares.

Goldman Sachs & Co. LLC and Guggenheim Securities, LLC acted as financial advisors to the Company in connection with the Forward Purchase Agreement.

The foregoing summary of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Prepaid Share Forward Confirmation, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Based on the amount in the Trust Account as of September 9, 2026, the Company estimates that the per share redemption price will be approximately $10.65.

Item 7.01	Regulation FD Disclosure

At any time prior to the extraordinary general meeting relating to the Business Combination, during a period when they are not then aware of any material non-public information regarding NewHold or its securities, NewHold, newcleo and their respective directors, officers, advisors and affiliates may engage in public market or private purchases of NewHold’s securities. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material nonpublic information), NewHold, newcleo and their respective directors, officers, advisors and affiliates may enter into transactions with investors and others to provide them with incentives to acquire NewHold securities or not redeem their NewHold shares. None of the funds in the Trust Account will be used to purchase public shares or warrants of NewHold in such transactions.

The purpose of any such transactions, including the Transaction, could be to increase the amount of cash available to the combined company following the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination which may not otherwise have been possible. In addition, if such purchases are made, the public “float” of the combined company may be reduced and the number of beneficial holders of securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

NewHold, newcleo and their respective directors, officers, advisors and affiliates anticipate that they may identify the securityholders with whom they may pursue privately negotiated transactions by either the securityholders contacting them following the mailing of the proxy materials in connection with the Business Combination or advisors referring potential investors to NewHold or newcleo. NewHold, newcleo and their respective directors, officers, advisors and affiliates will select which securityholders to purchase securities from based on the negotiated price and number of securities and any other factors that they may deem relevant, and will be restricted from purchasing securities if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws. To the extent that NewHold, newcleo and their respective directors, officers, advisors and affiliates purchase public shares of NewHold in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination and would not be excluded from the pro rata calculation of the redemption price.

Item 8.01	Other Events

Supplement to the Proxy Statement

newcleo has filed a Registration Statement (as defined below) which includes a proxy statement of NewHold (the “Proxy Statement”) and a prospectus of newcleo in connection with the Business Combination, the Private Placement Transactions (as defined below), and the other transactions contemplated by the Business Combination Agreement.

NewHold has decided to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about the Forward Purchase Agreement. There is no change to the date, location, the record date, redemption deadline or any of the other proposals to be acted upon at the upcoming extraordinary general meeting of NewHold.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the August 7, 2026, record date can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the extraordinary general meeting by requesting that the transfer agent return such shares prior to the extraordinary general meeting.

A copy of the Proxy Supplement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Shareholders

newcleo has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which includes a proxy statement of NewHold and a prospectus of newcleo (the “Proxy Statement/Prospectus”) in connection with the Business Combination, the private placements of securities in connection with the Business Combination, if any (the “Private Placement Transactions”), and the other transactions contemplated by the Business Combination Agreement and/or as described in this Form 8-K (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents were mailed to shareholders of NewHold as of the August 7, 2026 record date for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. This Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF NEWHOLD AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH NEWHOLD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWHOLD, NEWCLEO AND THE PROPOSED TRANSACTIONS. Investors and security holders are able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by NewHold and newcleo, without charge, on the SEC’s website at www.sec.gov, or by directing a request to: NewHold Investment Corp. III, 110 West 40th Street, Suite 802, New York, NY 10018, or to: NewCleo Ltd., 55 South Audley Street London, W1K 2QH, United Kingdom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

NewHold, newcleo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination. A list of the names of NewHold’s directors and executive officers and information regarding their interests in the Business Combination and their ownership of NewHold’s securities is, or will be, contained in NewHold’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination, including the names and interests of newcleo’s directors and executive officers, are set forth in the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization, with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of NewHold or newcleo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this Form 8-K other than statements of historical fact, including, without limitation, statements regarding the Business Combination between NewHold and newcleo; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; newcleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of newcleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; newcleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; newcleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of NewHold and newcleo and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NewHold, newcleo, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain NewHold shareholder approval or satisfy other closing conditions; (4) the inability to complete any Private Placement Transactions or other financing arrangements on the expected terms, or at all; (5) changes to the structure, timing or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans, operations, relationships with customers, suppliers, regulators, partners and employees, or newcleo’s ability to retain key personnel; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to fund and execute newcleo’s technology development, licensing, manufacturing, fuel supply and commercialization plans; (9) risks related to newcleo’s early stage of development, limited operating history and expected need for substantial additional capital to develop, license, construct and commercialize its technologies and facilities; (10) risks related to the development, demonstration, licensing and deployment of advanced nuclear technologies, including newcleo’s lead-cooled fast reactor technology and mixed-oxide fuel strategy; (11) risks related to technical performance, engineering, manufacturing, construction, supply chain, fuel availability, cost estimates, project delays, cost overruns, corrosion, materials performance, safety, reliability and other development or operational challenges; (12) risks related to obtaining, maintaining or complying with required regulatory approvals, permits, authorizations, licenses and export control approvals in the United States, the United Kingdom, France, Italy, the European Union and other jurisdictions in which newcleo may operate; (13) changes in market, regulatory, political and economic conditions affecting the nuclear energy industry, advanced reactor development, energy markets, capital markets and infrastructure financing; (14) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (15) the level of redemptions of NewHold’s public shareholders, which may reduce the amount of cash available to the combined company and may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of securities of NewHold or newcleo; (16) risks related to increased competition in the industries in which newcleo will operate; (17) risks related to changes in U.S. or foreign laws and regulations applicable to nuclear energy, export controls, sanctions, trade restrictions, foreign investment, environmental protection, health and safety, securities and public company reporting; (18) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, litigation, cybersecurity incidents, geopolitical developments or other macroeconomic conditions; (19) the risk of being considered to be a “shell company” by any stock exchange on which newcleo securities will be listed or by the SEC, which may impact the ability to list newcleo’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (20) the risk that the Forward Purchase Agreement may not be consummated on the anticipated terms or at all; (21) the occurrence of any event, change or other circumstance that could give rise to the termination of the Forward Purchase Agreement; and (22) other risks detailed from time to time in NewHold’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of NewHold dated February 27, 2025 and filed by NewHold with the SEC on February 28, 2025, NewHold’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 1, 2026, the Registration Statement and Proxy Statement/Prospectus filed by newcleo and NewHold on August 10, 2026, and other documents filed by NewHold and newcleo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, each of which is made only as of the date of this Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Form of Prepaid Share Forward Confirmation.
99.1	Proxy Supplement, dated September 11, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NewHold Investment Corp III

By:	/s/ Kevin Charlton
Name:	Kevin Charlton
Title:	Chief Executive Officer

Dated: September 11, 2026

Exhibit 10.1

Date:	September 11, 2026

To:	NewHold Investment Corp III, a Cayman Islands exempted company with limited liability (“NewHold”), and newcleo plc, a public limited company under the laws of England and Wales (“PubCo”).

Address:	NewHold Investment Corp III 110 West 40th Street, Suite 802 New York, NY 10018 Attn: Kevin Charlton	newcleo plc 55 South Audley Street London, W1K 2QH United Kingdom Attention: Khalil Bukhari

From:	Tech Opportunities LLC (the “Seller”)

Re:	Prepaid Share Forward

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller and the Counterparty (as defined below) on the Trade Date specified below. The term “Counterparty” refers to NewHold until the consummation of the Business Combination, then to PubCo following the Business Combination. The “Business Combination” refers to the proposed business combination between PubCo, NewHold, newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), pursuant to that certain Business Combination Agreement, dated as of May 26, 2026 (as it may be amended, the “BCA”). In connection with the consummation of the Business Combination, among other transactions, Merger Sub 1 shall be merged with and into NewHold with NewHold being the surviving company (the “First Merger Surviving Company”), and the First Merger Surviving Company shall be merged with and into Merger Sub 2 with Merger Sub 2 being the surviving company and a direct, wholly owned subsidiary of PubCo. Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice, constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notice, evidences a complete binding agreement between Seller, PubCo and Counterparty as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (a) this Confirmation (including the Pricing Date Notice); (b) the Equity Definitions; (c) the Swap Definitions; and (d) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “ISDA Form”) as if Seller, PubCo and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date.

Reference is made to the final prospectus of NewHold, dated as of February 27, 2025, and filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025 (File No. 333-284114) (the “IPO Prospectus”). Seller understands that NewHold has established a trust account (the “Trust Account”) containing the proceeds of NewHold’s initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including without limitation interest accrued from time to time thereon) for the benefit of NewHold’s public shareholders (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus and NewHold’s organizational documents, NewHold may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their NewHold Class A ordinary shares in connection with the consummation of NewHold’s initial business combination (as such term is used in the IPO Prospectus) (an “Initial Business Combination”); or in connection with an extension of its deadline to consummate an Initial Business Combination, (b) to the Public Shareholders if NewHold fails to consummate an Initial Business Combination within 24 months after the closing of the IPO, and subject to further extension by amendment to NewHold’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to NewHold (or as directed by NewHold, including to Seller in payment of the Prepayment Amount) after or concurrently with the consummation of an Initial Business Combination. For and in consideration of NewHold entering into this Confirmation and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Confirmation other than as expressly provided in this paragraph below, neither the Seller nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including without limitation any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Confirmation or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Seller on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Seller or any of its affiliates may have against the Trust Account (including without limitation any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including without limitation any distributions therefrom) for any reason whatsoever (including without limitation for an alleged breach of this Confirmation or any other agreement with NewHold or its affiliates). The Seller agrees and acknowledges that such irrevocable waiver is material to this Confirmation and specifically relied upon by NewHold and its affiliates to induce NewHold to enter in this Confirmation, and the Seller further intends and understands such waiver to be valid, binding and enforceable against the Seller and each of its affiliates under applicable law. To the extent that the Seller or any of its affiliates commences any action, claim or proceeding based upon, in connection with, relating to or arising out of any matter relating to NewHold or its Representatives, which proceeding seeks, in whole or in part, monetary relief against NewHold or its Representatives, the Seller hereby acknowledges and agrees that its and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Seller or any of its affiliates (or any person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including without limitation any distributions therefrom) or any amounts contained therein. In the event that the Seller or any of its affiliates commences any action, claim or proceeding based upon, in connection with, relating to or arising out of any matter relating to NewHold or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including without limitation any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, NewHold and its Representatives, as applicable, shall be entitled to recover from the Seller and its affiliates, as applicable, the associated legal fees and costs in connection with any such action, claim or proceeding, in the event NewHold or its Representatives, as applicable, prevails in such Action. Notwithstanding the foregoing, the provisions of this paragraph (the “Trust Waiver Provisions”) shall not affect any rights of the Seller or its affiliates to (i) receive distributions from the Trust Account in their capacities as Public Shareholders upon the redemption of their shares in accordance with the IPO Prospectus and NewHold organizational documents (to the extent the Seller is permitted by this Confirmation to participate in such redemption), including in the event of an Additional Termination Event, or the liquidation of NewHold if it does not consummate an Initial Business Combination prior to its deadline to do so, or (ii) seek specific performance or other equitable relief for NewHold to comply with the terms of this Confirmation (other than a claim against the Trust Account or distributions therefrom except as provided in clause (i) above or the failure to make the Prepayment upon the closing of the Business Combination as described below). For purposes of this Confirmation, (x) the term “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives, and (y) the term “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity. The Trust Waiver Provisions shall survive termination or expiration of this Confirmation for any reason and continue indefinitely.

The terms of the particular Transaction to which this Confirmation relates are as follows, and capitalized terms, as used herein and to the extent not otherwise defined, shall have as their definitions the applicable terms described below:

General Terms
Type of Transaction:	Share Forward Transaction.
Trade Date:	The date following the date on which NewHold holds its extraordinary general meeting of shareholders to approve the Business Combination and related matters.

Pricing Date:	The date specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Trading Day:
Any day on which (a) trading in Shares generally occurs on the principal U.S. national or regional securities exchange on which the Shares are then listed or, if the Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Shares are then traded; and (b) there is no Market Disruption Event. If the Shares are not so listed or traded, then “Trading Day” means an Exchange Business Day (as defined herein).

Market Disruption Event:
With respect to any date, the occurrence or existence, during regular trading hours, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Shares or in any options contracts or futures contracts relating to the Shares.

Maturity Date:
The earliest to occur of (a) the date that is 24 months after the closing of the Business Combination, (b) at the option of Counterparty, the date specified by Counterparty in a written notice delivered to Seller after the date on which the registration statement on Form F-1 covering the resale of the Shares issued in the private placement consummated in connection with the Business Combination is declared effective by the SEC and is available for use (for which the Counterparty shall provide notice on such date to the Seller that the SEC has declared the registration statement effective), and (c) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s sole discretion (which notice shall designate a Maturity Date no earlier than forty (40) calendar days after the date such notice is given).

Pricing Date Notice:
Seller shall deliver to Counterparty the Pricing Date Notice no later than one (1) day on which Nasdaq and commercial banks in the City of New York are open for business (each such day, an “Exchange Business Day”) following the closing of the Business Combination. The Pricing Date Notice shall include the Number of Shares subject to this Confirmation.

Seller:	Seller.
Buyer:	Counterparty.

Shares:
Prior to the Business Combination, the Class A ordinary shares, par value $0.0001 per share, of NewHold (Ticker: “NHIC”), and after the closing of the Business Combination, the ordinary shares, par value $0.02288, of PubCo (Ticker: “NWCL”).

Number of Shares:
The number of Recycled Shares, but in no event more than the Maximum Number of Shares (the “Number of Shares”). The Number of Shares is subject to reduction solely as described under “Optional Early Termination” and “Other Provisions – (c) Transfer or Assignment”.

Recycled Shares:
A number of free trading Shares (such Shares referred to herein as the “Public Shares”) equal to the sum of (a) the number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market (other than through Counterparty) and (b) any Shares currently held by the Seller; provided that Seller shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares.” Seller shall specify the number of Recycled Shares (the “Number of Recycled Shares”) in the initial Pricing Date Notice. In no event will any Shares purchased after the date of this Confirmation be purchased at a price per share in excess of the most recently disclosed redemption price per share that would be applicable if the Trust Account was liquidated on the date specified in such disclosure.

Maximum Number of Shares:	7,000,000 Shares.
Initial Price:
The redemption price per Share paid by NewHold in accordance with the organizational/constitutive documents of NewHold prior to the closing of the Business Combination (the “Redemption Price”) which shall publicly be disclosed no later than five (5) Exchange Business Days prior to the closing of the Business Combination. The Initial Price will be equitably adjusted for any share splits, share dividends, combinations, recapitalizations and the like occurring after the closing of the Business Combination.

Reset Price:
The Reset Price will initially be the Initial Price. The Reset Price may from time to time be adjusted downward by mutual written agreement of the Counterparty and the Seller. For avoidance of doubt the Reset Price may only be adjusted downward. In the event of an adjustment to the Reset Price, the Counterparty shall promptly, but no later than one (1) Exchange Business Day after such adjustment, make such public announcement (which at a minimum shall include the filing of a Form 6-K, and may include other means of announcement, such as a  press release) as Counterparty reasonably determines is required by applicable law, but for the avoidance of doubt, the Counterparty shall file a Form 6‑K in order for an adjustment to the Reset Price to be effective.

Prepayment:	Payment of the Prepayment Amount shall be made directly from the Trust Account to Seller no later than the Prepayment Date.

Counterparty shall provide (a) notice to Counterparty’s trustee of the entry into this Confirmation no later than two (2) Local Business Days following the date hereof, with copy to Seller and Seller’s outside legal counsel, and (b) to Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account prior to the closing of the Business Combination itemizing the Prepayment Amount due to Seller; provided that Seller shall be invited to attend any closing call to finalize the flow of funds in connection with the Business Combination.

Prepayment Amount:	At the closing of the Business Combination, the Counterparty will pay to the Seller an amount equal to (a) the Number of Shares multiplied by (b) the Initial Price (the “Prepayment Amount”).

Prepayment Date:
The earlier of (a) one (l) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Variable Obligation:	Not applicable.

Redemptions:	Counterparty shall promptly accept any redemption reversal requests in connection with purchases of Shares by Seller for any Public Shares subject to this Confirmation.

Exchange(s):	The Nasdaq Stock Market LLC (“Nasdaq”), whether the Nasdaq Global Market or the Nasdaq Capital Market.

Related Exchange(s):	The Exchange.

Reimbursement of Legal Fees and Other Expenses:
Upon the earlier of the closing of the Business Combination or the termination of this Confirmation, Counterparty shall pay to Seller an amount equal to (a) the reasonable and documented out of pocket attorneys’ fees and other reasonable and documented out of pocket expenses related to such attorneys’ fees incurred by Seller or its affiliates prior to the closing of the Business Combination in connection with this Transaction subject to a maximum of $30,000 and (b) reasonable expenses actually incurred in connection with the acquisition of the Public Shares in an amount not to exceed $0.05 per Share.

Settlement Terms
Settlement Method Election:	Not Applicable.
Settlement Method:
Physical Settlement, provided that if Counterparty has not obtained Shareholder Approval (as defined below) by the applicable time specified under “Maturity Settlement” below and/or is not permitted under the UK Companies Act 2006 to make Physical Settlement as a result of having insufficient distributable reserves, the Transaction shall instead be Cash Settled as provided under “Maturity Settlement” below. If Cash Settlement applies, Section 8.5(d) of the Equity Definitions is replaced in its entirety with the following language: “(d) under a Share Forward Transaction to which “Prepayment” is applicable and “Variable Obligation” is not applicable, an amount equal to the sum of the products, for each Exchange Business Day in the Valuation Period, of (a) the Daily Settlement Price and (b) the Daily Share Amount, and, if the Remaining Unwind Number at the conclusion of the Valuation Period is greater than zero, then there shall be no settlement with respect to such Remaining Unwind Number such that the Seller will have no obligation to the Counterparty with respect to such Remaining Unwind Number, except as provided in clause (iii) of ‘Maturity Settlement.’”

Daily Settlement Price:
With respect to any Exchange Business Day in the Valuation Period, the lesser of (a) ninety-five percent (95%) of the daily VWAP of the Shares on the Exchange for such day and (b) the Reset Price, excluding any Exchange Business Day on which a Market Disruption Event occurs or trading in the Shares is materially suspended or limited; provided, that if a Delisting occurs and is not cured within twenty (20) days, then the Daily Settlement Price shall thereafter be zero with respect to all Shares remaining subject to the Transaction (including any Remaining Unwind Number). The Daily Settlement Price shall in no event be greater than the Initial Price. “VWAP” means, for the Shares as of any Trading Day, the U.S. dollar volume-weighted average price for the Shares on the Exchange during the period beginning at 9:30 a.m., New York City time, or such other time publicly announced by the Exchange as the official open (or commencement) of trading on the Exchange on such Trading Day, and ending at 4:00 p.m., New York City time, or such other time publicly announced by the Exchange as the official close of trading on the Exchange on such Trading Day, or, if later, the time at which the closing auction price (or other official closing print) for such Trading Day is reported by the Exchange, as reported by Bloomberg, L.P. through its “VAP” or “AQR” function (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties); provided that, for the avoidance of doubt, the calculation of VWAP for any Trading Day shall in all cases include the closing auction price (or other official closing print) for such Trading Day and the volume executed in connection therewith. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

Daily Share Amount:
With respect to any Exchange Business Day in the Valuation Period, the lesser of (i) the number of Shares equal to the lesser of (x) 5% of the Average Daily Trading Volume over the five (5) Exchange Business Days preceding such Exchange Business Day and (y) 5% of the daily trading volume of the Shares on the Exchange on the Exchange Business Day immediately preceding such Exchange Business Day, and (ii) the number of Shares (the “Remaining Unwind Number”) equal to the excess of the Number of Shares on the Maturity Date over the sum of the Daily Share Amounts for each prior Exchange Business Day in the Valuation Period; provided that the Seller shall have the right to increase the Daily Share Amount by three (3) times on any day at its discretion, subject to the prior day’s Daily Settlement Price exceeding US$5.00; provided, further, that Seller shall be able to declare the Daily Share Amount as zero for one Exchange Business Day each week at its discretion; and as further provided, that Seller may limit such Daily Share Amount to 1,000,000 Shares for any Exchange Business Day. “Average Daily Trading Volume” means the average daily trading volume of the Shares reported on the Exchange on the applicable Exchange Business Days, excluding any trading that occurs pre-market or post-market.

Valuation Period:
The period of Exchange Business Days commencing on the Exchange Business Day immediately following the Maturity Date and ending on the earlier of (a) the last Exchange Business Day on which the Remaining Unwind Number is greater than zero and (b) the second (2nd) anniversary of the Maturity Date (such earlier date, the “Valuation Date”); provided that (i) any Exchange Business Day on which a Market Disruption Event occurs or trading in the Shares is materially suspended or limited, and (ii) any Exchange Business Day on which the prior day’s VWAP of the Shares on the Exchange is less than the Minimum Price (each such day, a “Limit Price Day”), but only until the aggregate number of Limit Price Days so excluded equals 60 Exchange Business Days, after which no further Exchange Business Day shall be excluded from the Valuation Period pursuant to this clause (ii), shall in each case be excluded from the Valuation Period and from any VWAP calculation and from the determination of the Valuation Date; provided further, that, if the Shares are delisted during the Valuation Period, the Valuation Period and the Valuation Date shall automatically be extended for the duration of such Delisting up to the earlier of twenty (20) days or the curing of such Delisting. “Minimum Price” means US$5.00 per Share, or such other amount as the parties may agree in writing from time to time.

Cash Settlement Payment Date:	The fourth (4th) Local Business Day immediately following the last day of the Valuation Period.
Settlement Currency:	USD.
Settlement Date:	Two (2) Exchange Business Days following the Maturity Date.

Extraordinary Dividend:	Any dividend or distribution on the Shares.

Optional Early Termination:
From time to time and on any Exchange Business Day following the closing of the Business Combination and on or prior to the Maturity Date on which a termination with respect to any Shares occurs (any such date, an “OET Date”), and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part with respect to any number of Shares by giving notice of such termination in the form attached hereto as Schedule B (an “OET Notice”) no later than the third (3rd) Exchange Business Day following the OET Date which shall specify the number of Shares for which the Transaction is terminated (such quantity, which for the avoidance of doubt shall not exceed the current Number of Shares at the time such notice is given, the “Terminated Shares”). As of each OET Date, Seller shall owe to Counterparty (or as Counterparty may direct) on behalf of Merger Sub 2 an amount equal to the product of (i) the Terminated Shares and (ii) the then in effect Reset Price (an “Early Termination Obligation”).

The effect of any OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect (including for purposes of the provision in paragraph 3(b) in the section captioned, “Representations, Warranties and Covenants,” below) as of the related OET Date.

The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Maturity Date, the remainder of the Transaction shall be settled in accordance with “Maturity Settlement” below.

Maturity Settlement:
On the Maturity Date: (i) if Shareholder Approval has been obtained on or before the Maturity Date and provided Counterparty has sufficient distributable reserves in accordance with the UK Companies Act 2006, the Transaction shall be Physically Settled, in which case Seller shall deliver to Counterparty the Number of Shares (as reduced for any Terminated Shares); Counterparty shall have no delivery obligation to Seller; and Seller shall be entitled to retain a portion of the Prepayment Amount equal to (A) the Number of Shares (as reduced for any Terminated Shares) multiplied by (B) the Initial Price; (ii) if Shareholder Approval has not been obtained on or before the Maturity Date and/or Counterparty does not have sufficient distributable reserve, the Transaction shall be Cash Settled over the Valuation Period in accordance with Section 8.5(d) of the Equity Definitions as replaced under “Settlement Method” above; and (iii) if Shareholder Approval is obtained after the Valuation Period has begun but before it ends, Counterparty may, by written notice to Seller, suspend effective two Exchange Business Days following the delivery of such notice and terminate the Valuation Period upon such suspension, and the Transaction shall be Physically Settled with respect to all Shares then remaining subject to the Transaction (i.e., the Remaining Unwind Number), with Cash Settlement applying only to Daily Share Amounts as previously calculated prior to the suspension of such Cash Settlement.

Shareholder Approval:
The approval of PubCo’s shareholders required under the UK Companies Act 2006 to permit PubCo to purchase or redeem any Shares pursuant to this Confirmation (including approval of the relevant contract).

Share Adjustments:
Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:
Applicable; provided, however, that Section 12.1(d) of the Equity Definitions is hereby amended by adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof and replacing the reference to “10%” therein with “20%”. Sections 12.1(e) and 12.1(l) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:
Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:
Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

Change in Law:
Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

Failure to Deliver:	Not Applicable.

Insolvency Filing:	Applicable.

Hedging Disruption:	Not Applicable.
Increased Cost of Hedging:	Not Applicable.

Loss of Stock Borrow:	Not Applicable.

Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:
When making any determination or calculation as “Determining Party,” Seller shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Confirmation as if Determining Party were the Calculation Agent. For all applicable events, Seller, unless (a) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (b) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.

Additional Provisions:

Calculation Agent:
Seller, unless (a) an Event of Default, Potential Event of Default or Additional Termination Event has occurred and is continuing with respect to Seller, or (b) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Exchange Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Exchange Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the tenth Exchange Business Day following the Exchange Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Exchange Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Collateral Provisions:

Grant of Security Interest:	None.

Collateral:	None.

Securities Account:	None.

Securities:	None.

Perfection:	None.

Schedule Provisions:

Specified Entity:
In relation to both Seller and Counterparty for the purpose of:
Section 5(a)(v) of the ISDA Form, Not Applicable;
Section 5(a)(vi) of the ISDA Form, Not Applicable;
Section 5(a)(vii) of the ISDA Form, Not Applicable;
Section 5(b)(v) of the ISDA Form, Not Applicable.

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Event:	Will apply to Seller and to Counterparty. The occurrence of any of the following events shall constitute an Additional Termination Event:

(a) The BCA is terminated prior to the closing of the Business Combination;

(b)
If prior to the closing of the Business Combination, any governmental authority, including the SEC, issues comments with respect to or challenges the enforceability of the BCA or this Confirmation in a manner that the Counterparty believes in good faith would reasonably be expected to result in a material delay in the closing of the Business Combination or material liability to the Counterparty, the Counterparty shall be permitted to immediately terminate the Transaction and this Confirmation without any liability; provided, that in the event of such termination, Counterparty shall, upon request, provide Seller with a summary of the material comments that informed the decision, to the extent the summary can be provided without disclosing non-public or privileged information; or

(c)
Subject to notice to be provided by Counterparty at least two (2) Exchange Business Days prior to the closing of the Business Combination, upon the occurrence of any Material Adverse Change of the Counterparty.

Notwithstanding the foregoing, (i) Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses” and “Other Provisions - (d) Indemnification”, shall survive any termination due to the occurrence of any of the foregoing Additional Termination Events, and (ii) Counterparty may not elect to terminate this Confirmation pursuant to paragraph (c) above. Upon any termination due to the Additional Termination Event described in paragraph (a) or (c) above, NewHold shall promptly redeem a number of Seller’s Recycled Shares equal to the lesser of (x) Seller’s Recycled Shares, (y) the Number of Shares and (z) the Maximum Number of Shares, for aggregate redemption consideration equal to the Initial Price per Share multiplied by the number of such redeemed Shares, less only the Prepayment Amount actually received in respect of such redeemed Shares. Except as set forth in the immediately preceding sentence, in all other circumstances no further payments or deliveries shall be due by either Seller to Counterparty or Counterparty to Seller in respect of the Transaction, including without limitation in respect of any settlement amount, breakage costs or any amounts representing the future value of the Transaction, and neither party shall have any further obligation under the Transaction and, for the avoidance of doubt and without limitation, no payments will have accrued or be due under Sections 2, 6 or 11 of the ISDA Form.

Material Adverse Change:
Means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Counterparty and its subsidiaries, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Material Adverse Change pursuant has occurred: (a) any change in applicable laws, International Financial Reporting Standards or Generally Accepted Accounting Principles or any interpretation thereof following the date of hereof; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, acts of nature or change in climate; (d) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections; (e) the announcement or consummation of the Business Combination or the Transactions, including any termination of, reduction in or similar adverse impact (but, in each case, only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, business partners, other commercial relationships or employees of the Counterparty; (f) the taking of any action by the Counterparty that is expressly required by the BCA or this Confirmation; (g) any action taken by, or at the written request of, the Seller; (h) any failure in and of itself of the Counterparty and any of its subsidiaries to meet any projections or forecasts (provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any event underlying such failure has resulted in or contributed to a Material Adverse Change except to the extent such event is within the scope of any other exception within this definition); or (i) any events generally applicable to the industries or markets in which the Counterparty or any of its subsidiaries operate; provided that any Event referred to in clauses (a), (b), (c), (d) or (i) above may be taken into account in determining if a Material Adverse Change has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Counterparty and its subsidiaries, relative to similarly situated companies in the industry in which the Counterparty and its subsidiaries conduct their operations (in which case such event may only be taken into account for such purpose to the extent of such disproportionate and adverse effect).

Governing Law:	New York law (without reference to choice of law doctrine).

Credit Support Document:	With respect to Seller and Counterparty, None.

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.
Each of Counterparty and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)
Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)
Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § la(l8)) and CFTC regulations (17 CFR § 1.3).

(e)	[Reserved.]

(f)	[Reserved.]

(g)
Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)
Authorization. The Transaction has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(i)
Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) of the Counterparty, including NewHold or PubCo following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

(j)
Tender Offer Rules. NewHold and Seller each acknowledge that the Transaction has been structured, and all activity in connection with the Transaction has been undertaken to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.

(k)
Enforceability. The Transaction, including the Confirmation, when executed and delivered by each of the parties, will constitute the valid and legally binding obligation of each such party, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(l)
Compliance with Other Instruments and Laws. The execution, delivery and performance of this Transaction, including the Confirmation, and the consummation of the Transaction, will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of any applicable federal or state statute, rule or regulation, in each case (other than clause (i)), which would have a material adverse effect on it or its ability to consummate the Transaction.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)
Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(b)
Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (A) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (B) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code).

(c)
Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act applicable to it, and all reports and other documents filed or furnished by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that (i) following the Business Combination, the foregoing shall apply to PubCo solely with respect to its reporting obligations as a foreign private issuer, including its obligations to file annual reports on Form 20-F and furnish reports on Form 6-K, and (ii) as of the Trade Date, PubCo has no reporting history under the Exchange Act and no representation is made as to any report or document of PubCo filed or furnished before the Trade Date.

(d)
No Distribution. Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(e)	Creditors. There is no creditor of Counterparty which has the ability to block payment of the Prepayment Amount.

(f)	Waiver. The Counterparty shall waive any violation of its “bulldog clause” and any other restrictions that would be caused by Seller entering into this Transaction.

(g)
Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and shall provide Seller a reasonable opportunity to review and comment on public disclosure relating to the Transaction. The Counterparty shall consult with Seller and reasonably consider Seller’s comments in good faith, but shall retain control over the form, substance and timing of its public disclosure and may make any disclosure required by applicable law; provided that the Form 6-K shall be publicly filed on the same date that definitive transaction documents are signed (or if they are signed after the closing of the Nasdaq market on such date, then prior to the opening of the Nasdaq market on the immediately following Exchange Business Day). The Counterparty hereby represents and warrants to Seller that, based solely on the information provided by or on behalf of the Counterparty and PubCo to Seller and its Representatives, upon the filing of such Form 6-K, Seller will not be in possession of any material non-public information regarding the Counterparty derived from such information; provided that this representation does not address, and shall not be construed to cleanse or otherwise affect, any material non-public information obtained by Seller or its Representatives from any other source. Any such Form 6-K shall include the current redemption price per share that would be applicable if the Trust Account was liquidated on the date specified within two (2) Exchange Business Days of this Confirmation. Upon the written request of Seller (which may be made at any time), the Counterparty shall, within two (2) Exchange Business Days of such request, file a Form 6-K disclosing the then-current redemption price per share that would be applicable if the Trust Account were liquidated on a date within two (2) Exchange Business Days of such filing. Upon the written request of Seller, the Counterparty agrees to file during the period commencing on the applicable redemption deadline and ending upon the closing of the Business Combination, additional Form 6-Ks to disclose the then current redemption price that would be applicable if the Trust Account was liquidated on such date specified in such Form 6-K that is within two (2) Exchange Business Days of such Form 6-K filing.

(h)
Regulation M and PubCo Approvals. Counterparty is not on the Trade Date and agrees and covenants that it will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second scheduled Trading Day immediately following dates referenced in the preceding sentence, engage in any such distribution. Counterparty, including PubCo, also agrees and covenants that the BCA has been executed and all required approvals and consents of PubCo security holders in connection with the Business Combination shall be obtained, and any subsequent valuation periods as contemplated under Regulation M under the Exchange Act shall be completed, in each case, no later than NewHold’s redemption deadline.

(i)
No conflicts. The execution and delivery by the Counterparty and PubCo of, and the performance by the Counterparty and the PubCo of its obligations under, the Transaction and the Confirmation and the consummation of the transactions contemplated by the Confirmation, including the payments hereunder, do not and will not result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Counterparty, the PubCo or any of their respective subsidiaries pursuant to) (i) any provision of applicable law, (ii) the organizational documents of any of the Counterparty, the PubCo or any of their respective subsidiaries, (iii) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument binding upon the Counterparty, the PubCo or any of their respective subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty, the PubCo or any of their respective subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Counterparty or the PubCo of their respective obligations under the Confirmation, except as have been obtained or as would not materially impair, delay or prevent such party from fulfilling its obligations hereunder. In addition, the Counterparty and PubCo covenant and agree not to enter into any agreement or other arrangement that would prohibit, restrict or otherwise prevent the Counterparty from performing its obligations hereunder in any material respect, including the making of any payment to the Seller.

(j)
No Additional Forward Purchase Agreements. Counterparty shall not, without the prior written consent of Seller, enter into any forward purchase agreement, share forward transaction, or similar agreement or arrangement (however denominated) with any person other than Seller or an affiliate of Seller prior to the closing of the Business Combination.

3.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)
No Shorting. Seller will not effect any Short Sales in respect of the Shares that establishes or maintains a Net Short Position prior to the earlier of (i) the Maturity Date and (ii) the cancellation of the Transaction. “Short Sales” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, any and all types of direct and indirect stock pledges, forward sale contracts, liens, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a1(h) under the Exchange Act) and any and all similar arrangements (including on a total return basis). The parties agree that under no circumstances will the sale of Shares by Seller subject to this Transaction be considered, construed, or interpreted to constitute a Short Sale. For purposes hereof, a “Net Short Position” by a person means a position whereby such person has executed one or more Short Sales and that is executed at a time when such person has no equivalent offsetting “long” position in the Shares (or is deemed to have a long position in accordance with Regulation SHO of the Exchange Act); provided, that, for purposes of such calculations, any Short Sale either (x) that is a result of a bona-fide trading error on behalf of such person (or its affiliates) or required to be marked “short” by the broker of such person at such time as such trade is not required to be marked “short” pursuant to Regulation SHO of the Exchange Act or (y) that would otherwise be marked as a “long” sale, but for the occurrence of a breach of any term or condition of any security or agreement, in each case, by the Counterparty or its transfer agent, as applicable, shall be excluded from such calculations. For purposes of determining whether a person has an equivalent offsetting “long” position in the Shares, (A) all of the Shares that are owned by such person without regard to any obligations under this Transaction shall be deemed held “long” by such person and (B) any of the Shares issuable upon conversion and/or exercise of any convertible security, warrant and/or option of the Counterparty (without regard to any limitations on conversion or exercise thereof) shall be deemed held “long” by such person, until such time as such person shall no longer own such convertible security, warrant or option.

(b)
Regulatory Filings. It, together with each other person in the Seller Group (as defined in “Other Provisions” below), is in compliance with all material regulatory filings relating to the Counterparty and the Transaction. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or, to the extent applicable, Section 16 under the Exchange Act.

(c)	Compliance with Law. Seller will comply with applicable law in all material respects in connection with its purchases or sales of any Shares in connection with the Transaction.

(d)
Shareholder Vote. Seller agrees to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of Interpretation 166.01 to do so.

(e)
Private Placement. Seller (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(f)
Certain Acknowledgements Regarding Financial Advisors. Seller acknowledges and agrees, severally and not jointly, that each of Goldman Sachs & Co. LLC and Guggenheim Securities, LLC, together with their respective Affiliates and Related Parties, is acting or has acted solely as financial advisor to the Counterparty, in connection with this Confirmation and the Transactions, and not as financial advisor, placement agent, underwriter, arranger, agent, fiduciary or other representative of the Seller in connection with this Confirmation or any Shares of the Counterparty to be purchased by Seller pursuant to the Transactions. Seller further acknowledges and agrees that none of such persons is or shall be construed as a fiduciary for, or as having any duty to, Seller in connection with this Confirmation or the Transactions. Seller further acknowledges and agrees that (a) none of such persons has made or will make any representation or warranty, express or implied, or provided any advice or recommendation, to Seller in connection with this Confirmation, the Shares, the Business Combination or the Transactions, and none of such persons has made any independent investigation, or assumes any responsibility for the accuracy or completeness, of any information (including any projections) furnished to Seller by or on behalf of Newcleo or the SPAC; (b) in making its decision to enter into this Confirmation and to enter into the Transactions, Seller has relied solely upon its own independent investigation and upon the express representations and warranties of the Counterparty, and not upon any statement or information provided by any of such persons; and (c) no such person shall have any liability or obligation to Seller, whether in contract, tort or otherwise, arising out of or in connection with this Confirmation, the Shares or the Transactions or the Business Combination, and Seller hereby releases each of such persons in respect thereof and agrees not to commence any action or assert any claim against any of such persons in relation thereto, in each case other than in respect of fraud or willful misconduct on the part of such person as determined by a final non-appealable judgment of a court of competent jurisdiction. Notwithstanding any other provision of this Agreement, each of the persons referred to in this clause (f) an intended third party beneficiary of, and may enforce, this clause (f), which shall survive the termination of this Agreement. For purposes of this clause (f), “Related Parties” means, with respect to any person, such person’s Affiliates and the direct and indirect equity holders, partners, directors, officers, employees, agents, consultants, trustees, administrators, managers, advisors and representatives of such person and of such person’s Affiliates, “Affiliate” means, with respect to any person, any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and “control” of a person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such person whether by contract or otherwise.

Transactions by Seller in the Shares

(a)
Seller hereby waives the redemption rights (“Redemption Rights”) set forth in Counterparty’s memorandum and articles of association in connection with the Business Combination or in connection with any extension of NewHold’s deadline to consummate an Initial Business Combination with respect to the Public Shares save for any redemption, following the termination of this Confirmation pursuant to the Additional Termination Events set out in the “Additional Termination Event” section above. Unless specified in an OET Notice, no sale of Shares by the Seller shall terminate all or any portion of this Confirmation and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sale of Shares.

(b)
In any month in which an OET Notice has been provided, Seller will give written notice to Counterparty of any sale of Shares by Seller within five (5) Exchange Business Days following the end of each calendar month, such notice to include the date of the sale and the number of Shares sold.

No Arrangements

Seller and Counterparty each acknowledge and agree that: (a) there are no voting, hedging or settlement arrangements between Seller and Counterparty with respect to any Shares or the Issuer, other than those set forth herein; (b) Counterparty will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (c) Counterparty will not seek to influence Seller with respect to the voting of any Hedge Positions of Seller consisting of Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

Tech Opportunities LLC
c/o JBA Asset Management
270 West 39th Street, 11th Floor
New York, NY 10018
Attn: Andrew Weksler
Email:

And:

Tech Opportunities LLC
c/o Hudson Bay Capital Management LP
290 Harbor Dr, 3rd Floor
Stamford, CT 06902
Attn: Capital Solutions
Email:

With a mandatory copy (which shall not constitute notice) to:

DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, CA 94105
Attention: Jeffrey Selman
Telephone No.:
Email:

Notice to Counterparty:

Prior to the consummation of the closing of the Business Combination:

NewHold Investment Corp III
110 West 40th Street, Suite 802
New York, NY 10018
Attn: Kevin Charlton
Telephone No.:
Email:

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention: Giovanni Caruso; Ronelle Porter
Telephone No.:
Email:

At or after the consummation of the closing of the Business Combination:

newcleo plc
55 South Audley Street
London, W1K 2QH
United Kingdom
Attn: Khalil Bukhari, Group General Counsel
Email:

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn: Yasin Keshvargar
Email:

Other Provisions.

(a)	Rule 10b5-1.

(i)
Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares. Counterparty acknowledges that it is the intent of the parties that the Transaction comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-l under the Exchange Act (“Rule l0b5-1”) and the Transaction shall be interpreted to comply with the requirements of Rule 10b5-l(c).

(ii)
Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” (within the meaning of Rule 10b5-l(c)(l)(i)(B)(3)) under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under Rule 10b5-l.

(iii)
Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-l(c). Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule l0b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty, or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)	[Reserved.]

(c)
Transfer or Assignment. The rights and duties under this Confirmation may not be transferred or assigned by any party hereto without the prior written consent of the other party, such consent not to be unreasonably withheld, subject to the immediately following sentence; provided, that Seller may transfer all of its rights and obligations under this Confirmation to its affiliate without such consent so long as Seller remains secondarily liable for its obligations under this Confirmation.

(d)
Indemnification. Counterparty agrees to indemnify and hold harmless Seller, its affiliates and its permitted assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but not including financial losses to an Indemnified Party relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party (other than costs, expenses and obligations the allocation of which between the parties is otherwise explicitly provided for in this Confirmation opposite the caption, “Reimbursement of Legal Fees and Other Expenses”) arising out of, in connection with, or relating to (i) any material breach by Counterparty of any covenant or representation made by Counterparty in this Confirmation or the ISDA Form or (ii) any third-party claim with respect to (A) regulatory filings made by Counterparty related to the Transaction (other than as it relates to any information provided by or on behalf of Seller or its affiliates) or (B) the consummation of the Transaction, in each case only to the extent resulting from such material breach or from any untrue statement of a material fact or omission of a material fact in information supplied by Counterparty or PubCo. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller purchases or sells, or arising out of any purchases or sales by Seller of, any Shares, including the Recycled Shares, or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from any Indemnified Party’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from any Indemnified Party’s willful misconduct, gross negligence or bad faith in performing its obligations pursuant to the Transaction. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand is brought or asserted against an Indemnified Party in respect of a matter for which indemnification may be sought, the Indemnified Party shall promptly notify Counterparty in writing (provided that any delay shall relieve Counterparty only to the extent materially prejudiced), and Counterparty may assume the defense with counsel reasonably satisfactory to the Indemnified Party and shall pay the reasonable and documented costs of that defense. The Indemnified Party may participate with separate counsel at its own expense, except that Counterparty shall pay such expense if a conflict of interest makes separate representation reasonably necessary. Counterparty shall not settle any such matter without the Indemnified Party’s prior written consent if the settlement imposes non-monetary relief, an admission of wrongdoing or any continuing obligation on the Indemnified Party, and no settlement shall be effective unless it includes an unconditional release of the Indemnified Party from all liability on the claims. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Party for all reasonable, documented, out-of-pocket expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Seller agrees to indemnify and hold harmless Counterparty, PubCo, PubCo and their respective directors, officers, employees, agents and controlling persons from and against any losses, claims, damages and liabilities (or actions in respect thereof) and reasonable, documented, out-of-pocket expenses arising out of (x) any untrue statement of a material fact or omission of a material fact in information provided in writing by or on behalf of Seller or its affiliates specifically for inclusion in a public filing or announcement relating to the Transaction, except to the extent such loss results from information supplied by Counterparty, PubCo or any other person or from the applicable filing or announcement as finally approved by Seller or (y) any purchases or sales of Shares by or on behalf of Seller prohibited by this Confirmation. The notice, defense and settlement procedures above shall apply to Seller’s indemnity mutatis mutandis. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller. For the avoidance of doubt, the provisions of this paragraph shall be subject to the Trust Waiver Provisions in all respects, and any claims by an Indemnified Party under this paragraph or any other provision of this Confirmation (even if they are not a party to this Confirmation) will be made subject to the Trust Waiver Provisions as if they were the Seller thereunder.

(e)	Amendments to Equity Definitions.

(i)
Section 11.2(a) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and adding the phrase “or such Transaction” at the end thereof;

(ii)
The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then, following the announcement or occurrence of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the Transaction and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:’ and the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words “diluting or concentrative”.

(iii)
Section 11.2(e)(vii) of the Equity Definitions is hereby amended by (i) replacing the words “a diluting or concentrative” with the word “a material” and (ii) adding the phrase “or the relevant Transaction” at the end thereof;

(iv)
Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (A) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (B) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer”;

(v)
Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”; and

(vi)
Section 12.9(b)(i) of the Equity Definitions is hereby amended by (i) replacing “either party may elect” with “Seller may elect” and (ii) replacing “notice to the other party” with “notice to Counterparty” in the first sentence of such section.

(f)
Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)
Attorney and Other Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)
Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)
Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (A) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (B) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None.

Counterparty appoints as its Process Agent: newcleo Americas LLC, 350 Fifth Avenue, Suite 4815, New York, New York 10118.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

Tech Opportunities LLC

By:	/s/ Richard Allison
Name:	Richard Allison
Title:	Authorized Signatory

*Authorized Signatory Hudson Bay Capital Management LP not individually, but solely as Investment Advisor to Tech Opportunities LLC

Agreed and accepted by:
NewHold Investment Corp III

By:	/s/ Kevin Charlton
Name:	Kevin Charlton
Title:	Chief Executive Officer

newcleo plc

By:	/s/ Stefano Buono
Name:	Stefano Buono
Title:	Chief Executive Officer

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date:	[*], 2026
To:	NewHold Investment Corp III prior to the consummation of the Business Combination and newcleo plc at or after the consummation of the Business Combination (each, the “Counterparty”, as applicable)
Address:	Prior to closing: NewHold Investment Corp III
110 West 40th Street, Suite 802
New York, NY 10018
At or after closing: newcleo plc
55 South Audley Street
London, W1K 2QH
United Kingdom
Prior to closing Attn: Kevin Charlton
At or after closing Attn: Khalil Bukhari, Group General Counsel
From:	Tech Opportunities LLC (“Seller”)
Re:	OTC Equity Prepaid Forward Transaction

1.
This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: Prepaid Share Forward Transaction, dated as of September 11, 2026 (the “Confirmation”), between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2.	The purpose of this Pricing Date Notice is to confirm certain terms and conditions relating to the transaction described in the Confirmation.

Pricing Date: [*], 2026

Number of Recycled Shares: [*]

SCHEDULE B

FORM OF OET NOTICE

Date:	[*], 202[*]
To:	NewHold Investment Corp III prior to the consummation of the Business Combination and newcleo plc at or after the consummation of the Business Combination (each, the “Counterparty”, as applicable)
Address:	Prior to closing: NewHold Investment Corp III
110 West 40th Street, Suite 802
New York, NY 10018
At or after closing: newcleo plc
55 South Audley Street
London, W1K 2QH
United Kingdom
Attn: Khalil Bukhari, Group General Counsel
Telephone No.: [***]
Email: [***]
From:	Tech Opportunities LLC (“Seller”)
Re:	OTC Equity Prepaid Forward Transaction – Optional Early Termination

1.
This Optional Early Termination Notice relates to the Confirmation Re: Prepaid Share Forward Transaction, dated as of September 11, 2026 (the “Confirmation”), between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Optional Early Termination Notice except as expressly modified below.

2.	The purpose of this Optional Early Termination Notice is to terminate the Transaction with respect to the number of Terminated Shares specified below.

OET Date: [*], 202[*]

Number of Terminated Shares: [*]

Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A/A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

NewHold Investment Corp III
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11

SUPPLEMENT TO PROXY STATEMENT
OF
NewHold Investment Corp III
Dated September 11, 2026

The following disclosures in this proxy supplement (the “Supplement”) supplement, and should be read in conjunction with, the disclosures contained in the joint definitive proxy statement/prospectus (the “Proxy Statement”), filed on August 10, 2026, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All other information in the Proxy Statement remains unchanged.

As provided in the Proxy Statement, NewHold Investment Corp III, a Cayman Islands exempted company (the “SPAC” or “NewHold”) is soliciting stockholder approval of, among other things, its proposed business combination (the “Business Combination”) with NewCleo Ltd., a private limited company incorporated under the laws of England and Wales (and, following the re-registration to a public limited company under the laws of England and Wales, the “Company” or “Newcleo”), and the other matters as described in the Proxy Statement, which includes a prospectus relating to the offer of the securities to be issued to the stockholders of the Company in connection with the Business Combination. The purpose of the following supplemental disclosures is to provide additional information about the Forward Purchase Agreement (as defined below). Terms used herein, unless otherwise defined, have the meanings set forth in the Proxy Statement.

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DESCRIPTION OF FORWARD PURCHASE AGREEMENT

As previously disclosed, on May 26, 2026, NewHold entered into a Business Combination Agreement (the “Business Combination Agreement”) with the Company, newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and, together with Merger Sub 1, the “Merger Subs”, and the Merger Subs, together with the Company, the “Company Parties”), pursuant to which, among other transactions, Merger Sub 1 will merge with and into the SPAC, as a result of which the separate corporate existence of Merger Sub 1 will cease and the SPAC will continue as the surviving company in such merger and as a wholly owned subsidiary of the Company (the “First Merger” and the post-First Merger surviving company, the “First Merger Surviving Company”), and First Merger Surviving Company will merge with and into Merger Sub 2, as a result of which the separate corporate existence of First Merger Surviving Company will cease and Merger Sub 2 will continue as the surviving company in such merger and a direct, wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Mergers” or “Business Combination”).A copy of the Business Combination Agreement is filed as Exhibit 2.1 to the SPAC’s Current Report on Form 8-K filed with the SEC on May 27, 2026.

On September 11, 2026, NewHold and Newcleo entered into an agreement with an unaffiliated stockholder  (the “Seller”) in connection with a prepaid share forward transaction (the “Forward Purchase Agreement”, and such transaction, the “Transaction”). For purposes of the Forward Purchase Agreement, (i) prior to the consummation of the Business Combination, NewHold is referred to as the “Counterparty”, and Newcleo is referred to as the “Counterparty” after the consummation of the Business Combination, and (ii) “Shares” means the Class A ordinary shares, par value $0.0001 per share, of NewHold prior to the consummation of the Business Combination, and the ordinary shares, par value $0.02288, of Newcleo after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Forward Purchase Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Seller intends to purchase up to 7,000,000 Shares (the “Recycled Shares”) consisting of (i) Shares purchased from third parties in the open market, plus (ii) any Shares held by the Seller at the effective time of the Forward Purchase Agreement. The Seller will irrevocably waive any redemption rights with respect to such Recycled Shares in connection with the Business Combination.

At the closing of the Business Combination, NewHold will pay the Seller a prepayment amount (the “Prepayment Amount”) equal to the product of (a) the number of Shares and (b) the per-share redemption price paid to holders of Shares (the “Initial Price”) from the trust account of NewHold established in connection with its initial public offering (the “Trust Account”). The Prepayment Amount will be paid directly from the Trust Account no later than the earlier of (a) one Local Business Day after the closing of the Business Combination and (b) the date on which any assets from the Trust Account are disbursed in connection with the Business Combination.

The maturity date (the “Maturity Date”) of the Transaction is the earliest to occur of: (a) the date that is 24 months after the closing of the Business Combination, (b) at the option of the Counterparty, any date selected by the Counterparty after the date on which a registration statement covering the resale of Shares issued in the private placement consummated in connection with the Business Combination is declared effective, and (c) a date specified by the Seller in a written notice delivered to the Counterparty at the Seller’s sole discretion.

From time to time following the closing of the Business Combination, the Seller may terminate the Transaction in whole or in part by delivering an Optional Early Termination Notice to the Counterparty specifying the number of Shares to be terminated (the “Terminated Shares”). Upon any such Optional Early Termination, the Counterparty will be entitled to receive from the Seller an amount equal to the product of (i) the number of Terminated Shares and (ii) the then-effective Reset Price (the “Reset Price”). The Reset Price will initially be equal to the Initial Price and may only be adjusted downward by mutual written agreement of the parties.

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On the Maturity Date: (i) if the approval of Newcleo’s shareholders (as required under the UK Companies Act 2006) to purchase or redeem any Shares pursuant to the Transaction (“Shareholder Approval”) has been obtained on or before the Maturity Date, the Transaction shall be physically settled, in which case the Seller shall deliver to the Counterparty the Shares (reduced for any Terminated Shares); the Counterparty shall have no delivery obligation to the Seller; and the Seller shall be entitled to retain a portion of the Prepayment Amount equal to (A) the number of Shares (as reduced for any Terminated Shares) multiplied by (B) the Initial Price; (ii) if Shareholder Approval has not been obtained on or before the Maturity Date, the Transaction shall be settled in cash over a Valuation Period (as defined in the Forward Purchase Agreement) in accordance with the terms of the Forward Purchase Agreement; and (iii) if Shareholder Approval is obtained after the Valuation Period has begun but before it ends, Counterparty may, by written notice to the Seller, suspend and terminate the Valuation Period, and the Transaction shall be physically settled with respect to all Shares then remaining subject to the Transaction, with cash settlement applying only to shares already sold by the Seller.

The Forward Purchase Agreement contains customary representations, warranties and covenants of the parties, including that the Seller will not effect any Short Sales of the Shares or establish or maintain a Net Short Position with respect to the Shares, and that the Seller will waive any and all redemption rights with respect to the Shares acquired pursuant to the Forward Purchase Agreement. The Forward Purchase Agreement also includes customary indemnification provisions in favor of the Seller and its affiliates.

The Forward Purchase Agreement provides that the Transaction has been structured to comply with all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Seller has agreed to not vote any Shares it holds as of the applicable record date in connection with the Business Combination at any meeting of the Counterparty’s shareholders (or to provide a written consent for that purpose with respect to such Shares) if it would be in violation of specified interpretations of the tender offer rules by the SEC. The Seller has also agreed not to purchase Shares at a price per share that is higher than most recently disclosed redemption price per share that would be applicable if the Trust Account was liquidated on the date specified in such disclosure. In addition, the Seller has waived all redemption rights with respect to any previously held Shares or Shares acquired pursuant to the Transaction. The Seller held less than 5% of the Shares prior to the execution of the Forward Purchase Agreement. The purpose of the Transaction is to potentially increase the amount of cash available to the combined company following the Business Combination.  Newhold does not believe that the Transaction will impact the likelihood of the Business Combination being approved by shareholders.  No redemption requests have been received to date.

In addition to the termination provisions described above, the Forward Purchase Agreement will terminate upon (1) the termination of the Business Combination Agreement prior to the closing of the Business Combination, (2) at the election of the Counterparty, the receipt of certain governmental comments or challenges to the Business Combination Agreement or the Forward Purchase Agreement prior to the closing of the Business Combination, or (3) upon the occurrence of any Material Adverse Change (as defined in the Forward Purchase Agreement) of the Counterparty prior to the closing of the Business Combination (provided that the Counterparty may not elect to terminate the Forward Purchase Agreement due to such Material Adverse Change). Upon any termination due to termination of the Business Combination Agreement or upon the occurrence of a Material Adverse Change, NewHold will be required to promptly redeem a number of Seller’s Recycled Shares equal to the lesser of (x) Seller’s Recycled Shares, (y) the Number of Shares and (z) 7,000,000 Shares, for aggregate redemption consideration equal to the Initial Price per Share multiplied by the number of such redeemed Shares, less only the Prepayment Amount actually received in respect of such redeemed Shares.

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The foregoing summary of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Prepaid Share Forward Confirmation, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by NewHold on the date hereof.

IMPORTANT NOTICES

NewHold and NewCleo have filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which includes a proxy statement of NewHold and a prospectus of NewCleo (the “Proxy Statement/Prospectus”) in connection with the Business Combination, the private placements of securities in connection with the Business Combination, if any (the “Private Placement Transactions”), and the other transactions contemplated by the Business Combination Agreement and/or as described in this Supplement (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents were mailed to shareholders of NewHold as of the August 7, 2026 record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. This Supplement does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF NEWHOLD AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH NEWHOLD’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWHOLD, NEWCLEO AND THE PROPOSED TRANSACTIONS. Investors and security holders are able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by NewHold and NewCleo, without charge, on the SEC’s website at www.sec.gov, or by directing a request to: NewHold Investment Corp. III, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, or to: NewCleo Ltd., 55 South Audley Street London, W1K 2QH, United Kingdom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

NewHold, NewCleo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination. A list of the names of NewHold’s directors and executive officers and information regarding their interests in the Business Combination and their ownership of NewHold’s securities is, or will be, contained in NewHold’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NewHold shareholders in connection with the Business Combination, including the names and interests of NewCleo’s directors and executive officers, are set forth in the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Supplement shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of NewHold or NewCleo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

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Forward-Looking Statements

This Supplement contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this Supplement other than statements of historical fact, including, without limitation, statements regarding the Business Combination between NewHold and NewCleo; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from any investments or other financing arrangements; the anticipated use of proceeds from such investments or financing arrangements; NewCleo’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of NewCleo’s demonstration projects, fuel facilities, reactor deployments and licensing activities; NewCleo’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; NewCleo’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “develop,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of NewHold and NewCleo and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NewHold, NewCleo, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain NewHold shareholder approval or satisfy other closing conditions; (4) the inability to complete any Private Placement Transactions or other financing arrangements on the expected terms, or at all; (5) changes to the structure, timing or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans, operations, relationships with customers, suppliers, regulators, partners and employees, or NewCleo’s ability to retain key personnel; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to fund and execute NewCleo’s technology development, licensing, manufacturing, fuel supply and commercialization plans; (9) risks related to NewCleo’s early stage of development, limited operating history and expected need for substantial additional capital to develop, license, construct and commercialize its technologies and facilities; (10) risks related to the development, demonstration, licensing and deployment of advanced nuclear technologies, including NewCleo’s lead-cooled fast reactor technology and mixed-oxide fuel strategy; (11) risks related to technical performance, engineering, manufacturing, construction, supply chain, fuel availability, cost estimates, project delays, cost overruns, corrosion, materials performance, safety, reliability and other development or operational challenges; (12) risks related to obtaining, maintaining or complying with required regulatory approvals, permits, authorizations, licenses and export control approvals in the United States, the United Kingdom, France, Italy, the European Union and other jurisdictions in which NewCleo may operate; (13) changes in market, regulatory, political and economic conditions affecting the nuclear energy industry, advanced reactor development, energy markets, capital markets and infrastructure financing; (14) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (15) the level of redemptions of NewHold’s public shareholders, which may reduce the amount of cash available to the combined company and may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of securities of NewHold or NewCleo; (16) risks related to increased competition in the industries in which NewCleo will operate; (17) risks related to changes in U.S. or foreign laws and regulations applicable to nuclear energy, export controls, sanctions, trade restrictions, foreign investment, environmental protection, health and safety, securities and public company reporting; (18) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, litigation, cybersecurity incidents, geopolitical developments or other macroeconomic conditions; (19) the risk of being considered to be a “shell company” by any stock exchange on which NewCleo securities will be listed or by the SEC, which may impact the ability to list NewCleo’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (20) the risk that the Forward Purchase Agreement may not be consummated on the anticipated terms or at all; (21) the occurrence of any event, change or other circumstance that could give rise to the termination of the Forward Purchase Agreement; and (22) other risks detailed from time to time in NewHold’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

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The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of NewHold dated February 27, 2025 and filed by NewHold with the SEC on February 28, 2025, NewHold’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 1, 2026, the Registration Statement and Proxy Statement/Prospectus filed by NewCleo and NewHold on August 10, 2026, and other documents filed by NewHold and NewCleo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, each of which is made only as of the date of this Supplement.

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